Exhibit 12.2

Starwood Property Trust, Inc.
Statement of Computation of Ratios of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	For the Six Months Ended	For the Year Ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013
Fixed Charges
Interest expense	$166,370	$276,134	$214,622	$188,376	$149,315	$101,870
Interest capitalized	—	—	—	—	—	—
Amortization of premiums and discounts	—	—	—	—	—	—
Amortization of capitalized expenses relating to debt	12,405	19,532	16,177	14,174	11,789	9,933
Interest within rental expense	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	7,137	—	—	—	—	—
Total fixed charges	$185,912	$295,666	$230,799	$202,550	$161,104	$111,803
Earnings
Pre-tax income (loss) from continuing operations before equity investees	$225,792	$414,866	$355,727	$428,712	$485,874	$322,787
Add:
Fixed charges	185,912	295,666	230,799	202,550	161,104	111,803
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	2,852	66,460	18,528	19,879	11,528	5,304
Income from equity investees arising from guarantees	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	7,137	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	722	1,418	2,465	1,486	5,517	5,300
Earnings (loss)	$406,697	$775,574	$602,589	$649,655	$652,989	$434,594
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.19	2.62	2.61	3.21	4.05	3.89

(1)   The registrant had not issued any preferred stock as of the date of this registration statement, and therefore there are no preferred stock dividends included in the calculation of ratios of earnings to combined fixed charges and preferred stock dividends.